Exhibit 99.3

Intellipharmaceutics Announces Third Quarter 2014 Results

TORONTO, Oct. 15, 2014 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and nine months ended August 31, 2014. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

Revenue related to the Company's license and commercialization agreement with Par Pharmaceutical, Inc. ("Par") in the three months ended August 31, 2014 was $1.1 million versus $Nil in the three months ended August 31, 2013. The revenue in the three months ended August 31, 2014 derived principally from commercial sales of its first product, 15 and 30 mg strengths of dexmethylphenidate hydrochloride extended-release capsules ("generic Focalin XR®"). We believe sales of dexmethylphenidate hydrochloride extended-release capsules are subject to seasonal fluctuations. These products are indicated for conditions including attention deficit hyperactivity disorder, which we expect may see increases in prescription rates during the school term and declines in prescription rates during summer vacations and other school holidays. We believe that during the quarter ended August 31, 2014, for the 15 and 30 mg strengths, we maintained approximately 40% and 25% market shares of the total prescriptions dispensed, respectively.

Loss from operations for the three months ended August 31, 2014 was $1.6 million compared with loss from operations of $1.7 million for the three months ended August 31, 2013. Research and development ("R&D") expenditures in the three months ended August 31, 2014 increased to $1.7 million compared to $1.0 million in the three months ended August 31, 2013. After adjusting for stock-based compensation, expenditures for R&D were higher by $0.7 million during the 2014 period, primarily due to the on-going development of several generic and New Drug Application ("NDA") 505(B)(2) product candidates, an increase in the number of non-management employees, and salary increases for certain non-management employees. Selling, general and administrative expenses for the three months ended August 31, 2014 increased to $0.9 million versus $0.6 million in the comparable prior year period. After adjusting for stock-based compensation expense, expenditures for selling, general and administrative expenses were higher by $0.2 million during the 2014 period, primarily due to an increase in the number of management and non-management employees, and salary increases for certain non-management employees.

Intellipharmaceutics CEO Dr. Isa Odidi commented, "Subsequent to our generic Focalin XR® approval, we have expanded operations and increased R&D activities, specifically around our Rexista™ oxycodone and other NDA 505(b)(2) product candidates. Such increased R&D in relation to these product candidates may require additional cash outlays. In recognition of the anticipated R&D expenditures and of the Company's current cash position, as well as our continuing commitment to the Company, Dr. Amina Odidi and I agreed to extend the maturity date of the convertible debenture relating to our loan of $1.5 million to the Company from January 1, 2015 to July 1, 2015. We believe that further growth in revenues could be realized after the exclusivity periods for the 5, 10 and 20mg doses of generic Focalin XR® expire and additional ANDA approvals are granted, but there can be no assurance as to if or when any such approvals, or expiry of any exclusivity period, will occur."

The Company recorded a net loss for the three months ended August 31, 2014 of $1.7 million, or $0.07 per common share, compared with a net loss of $2.0 million, or $0.10 per common share for the three months ended August 31, 2013. The Company recorded a net loss for the nine months ended August 31, 2014 of $2.6 million or $0.11 per common share, compared with a net loss of $5.2 million or $0.27 per common share for the nine months ended August 31, 2013. The net loss for the three months ended August 31, 2014 is attributed to the ongoing R&D and selling, general and administrative expense, and salary increases to certain non-management employees; partially offset by licensing and milestone revenue. For the three months ended August 31, 2013, the net loss was attributed to the ongoing R&D and selling, general and administrative expenses, and the loss in fair value adjustment of derivative liabilities related to warrants and the convertible debenture. Revenue in the three months ended August 31, 2014 was $1.1 million versus $Nil in the comparable prior year period. The fair value adjustment of derivative liabilities in the three months ended August 31, 2014 was $Nil versus a loss of $0.2 million in the comparable prior year period. In view of the final approval of generic Focalin XR® for the 15 and 30 mg strengths, and the generation and collection of U.S. dollar revenues in the nine months ended August 31, 2014 which represents a significant and material change in economic facts and circumstances, the Company had assessed the functional currency for the fiscal year commencing December 1, 2013 and concluded that the Company and its wholly owned operating subsidiaries should be measured using the U.S. dollar as the functional currency. Prior to the change in functional currency, U.S. GAAP required the fair values of the derivative liabilities to be re-valued at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss. Subsequent to the change in functional currency, U.S. GAAP reclassifies the derivative liabilities to equity and there is no further re-valuation at the end of every reporting period.

At August 31, 2014, Intellipharmaceutics' cash totaled $5.5 million, compared with $0.8 million at November 30, 2013. The increase in cash during the nine months ended August 31, 2014 is mainly a result of licensing revenue and an increase in cash flows provided from financing activities which are mainly from common share sales under our at-the-market offering program, partially offset by cash used in operating activities which were reduced by licensing revenue and milestone revenue, and cash used in investing activities from an increase in purchases of production, laboratory and computer equipment. As at October 15, 2014, we had a cash balance of $3.3 million as compared to $5.5 million at August 31, 2014. The decrease in cash since August 31, 2014 was due to cash used in operating activities.

For the three months ended August 31, 2014, net cash flows used in operating activities decreased to $1.4 million as compared to net cash flows used in operating activities of $1.8 million for the three months ended August 31, 2013. The decrease was due to the receipt of $1.6 million relating to commercial sales of generic Focalin XR® by Par for the 15 and 30 mg strengths of the drug product for the period April 1, 2014 to June 30, 2014.

For the three months ended August 31, 2014, net cash flows used in financing activities of $0.05 million related principally to at-the-market financing costs. No shares were sold under the at-the-market program in the three months ended August 31, 2014. For the three months ended August 31, 2013, net cash flows provided from financing activities of $2.6 million include for net proceeds of approximately $2.5 million from the July 2013 underwritten public offering.

For the three months ended August 31, 2014, net cash flows used in investing activities was $0.3 million compared to $0.02 million in the comparable prior year period. The increase was mainly the result of purchases of production equipment due to the acceleration of product development activities.

Quarterly Corporate Highlight

  In August 2014, Intellipharmaceutics announced an enhancement of its Rexista™ abuse-deterrence technologies with a significant improvement designed to prevent overdose when more pills than prescribed are swallowed intact. The new platform technology is branded PODRAS™ (Paradoxical OverDose Resistance Activating System). Preclinical studies of Rexista™ oxycodone suggest that, unlike other third-party abuse-deterrent oxycodone products, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. Subject to the availability of funds, the Company expects to begin a series of clinical trials in Canada and the United States in the coming months to further evaluate Rexista™ incorporating its PODRAS™ platform.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths) and product candidates in various stages of development, including Abbreviated New Drug Applications ("ANDAs") filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain. Intellipharmaceutics also has NDA 505(b)(2) product candidates in its development pipeline. These include Rexista™ oxycodone, an abuse-deterrent oxycodone, based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and PODRAS™ Paradoxical Overdose Resistance Activating System, and Regabatin™ XR pregabalin extended-release capsules.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches, the seasonal fluctuation in the number of prescriptions for our dexmethylphenidate hydrochloride extended-release capsules, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, and the successful compliance with FDA and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three and nine months ended August 31, 2014 will be accessible on Intellipharmaceutics' website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	August 31,	November 30,
	2014	2013
	$	$
Assets
Current
Cash	5,497,532	760,586
Accounts receivable	866,828	1,475,745
Investment tax credits	404,580	179,551
Prepaid expenses, sundry and other assets	364,448	312,533
	7,133,388	2,728,415

Deferred offering costs	271,316	419,777
Property and equipment, net	1,610,663	1,231,309
	9,015,367	4,379,501

Liabilities
Current
Accounts payable	1,184,060	810,381
Accrued liabilities	448,173	669,321
Employee costs payable	262,452	508,616
Capital lease obligations	24,127	43,264
Due to related parties	--	759,564
Convertible debenture	1,460,849	--
	3,379,661	2,791,146

Capital lease obligations	50,230	--
Convertible debenture	--	2,105,406
Warrant liabilities	--	5,438,022
	3,429,891	10,334,574

Shareholders' equity (deficiency)
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
23,329,111 common shares	18,405,385	11,721,152
(2013 - 21,430,611)
Additional paid-in capital	31,084,620	23,619,055
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(44,188,950)	(41,579,701)
	5,585,476	(5,955,073)
Contingencies
	9,015,367	4,379,501

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss
(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013

	$	$	$	$
Revenue
Licensing	1,072,703	--	6,878,550	--
Milestone	--	--	354,153	--
	1,072,703	--	7,232,703	--

Expenses
Research and development	1,693,549	1,004,966	6,413,834	3,276,788
Selling, general and administrative	857,788	590,679	2,960,054	2,176,567
Depreciation	106,022	108,257	263,811	301,343
	2,657,359	1,703,902	9,637,699	5,754,698

Loss from operations	(1,584,656)	(1,703,902)	(2,404,996)	(5,754,698)
Fair value adjustment of derivative liabilities	--	(162,062)	--	1,245,012
Financing expense	--	(54,789)	--	(111,615)
Net foreign exchange (loss) gain	(10,659)	(43,336)	27,375	(312,492)
Interest income	1,805	2,462	3,193	2,550
Interest expense	(76,897)	(86,156)	(234,821)	(238,334)
Net loss	(1,670,407)	(2,047,783)	(2,609,249)	(5,169,577)
Other comprehensive income
Foreign exchange translation adjustment	--	33,523	--	307,619
Comprehensive loss	(1,670,407)	(2,014,260)	(2,609,249)	(4,861,958)

Loss per common share, basic and diluted	(0.07)	(0.10)	(0.11)	(0.27)

Weighted average number of common shares outstanding, basic and diluted	23,328,426	20,227,371	22,950,835	19,149,747

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows
(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013
	$	$	$	$
Net loss	(1,670,407)	(2,047,783)	(2,609,249)	(5,169,577)
Items not affecting cash
Depreciation	106,022	108,257	263,811	301,343
Stock-based compensation	113,132	117,885	1,579,730	602,736
Deferred shared units	4,335	10,209	17,399	29,425
Accrued interest on related party loan	--	26,175	--	48,058
Fair value adjustment of derivative liabilities	--	162,062	--	(1,245,012)
Unrealized foreign exchange loss/(gain)	26,109	64,152	(39,082)	436,480
Change in non-cash operating assets & liabilities
Accounts receivable	509,444	(7,905)	608,916	(7,789)
Investment tax credits	(64,940)	205,008	(225,029)	40,022
Prepaid expenses, sundry assets and other assets	67,701	(2,909)	(51,915)	(9,463)
Accounts payable and accrued liabilities	(524,239)	(428,996)	158,664	(3,871)
Cash flows used in operating activities	(1,432,843)	(1,793,845)	(296,755)	(4,977,648)

Financing activities
Repayment of due to related party	--	--	(739,208)	--
Repayment of capital lease obligations	(15,292)	(12,555)	(42,829)	(36,994)
Proceeds from convertible debenture	--	--	--	1,500,000
Issuance of common shares on at-the-market financing	--	--	6,571,673	--
Proceeds from issuance of shares on exercise of warrants	--	--	462,500	--
Issuance of common shares on option exercise	5,008	--	116,984	--
Proceeds from issuance of shares and warrants	--	3,075,000	--	6,196,800
Financing cost	(41,587)	(443,154)	(765,430)	(665,462)
Cash flows (used in) from financing activities	(51,871)	2,619,291	5,603,690	6,994,344

Investing activity
Purchase of property and equipment	(287,110)	(17,935)	(569,989)	(119,122)
Cash flows used in investing activities	(287,110)	(17,935)	(569,989)	(119,122)

Effect of foreign exchange loss on cash held in foreign currency	--	415	--	(9,960)

(Decrease) increase in cash	(1,771,824)	807,926	4,736,946	1,887,614
Cash, beginning of period	7,269,356	1,576,704	760,586	497,016
Cash, end of period	5,497,532	2,384,630	5,497,532	2,384,630

Supplemental cash flow information
Interest paid	45,339	30,062	168,299	116,593
Taxes paid	--	--	--	--
CONTACT: Company Contact:
         Intellipharmaceutics International Inc.
         Dr. Amina Odidi
         President, Chief Operating Officer and Acting Chief Financial Officer
         416-798-3001
         investors@intellipharmaceutics.com

         Investor Contact:
         ProActive Capital
         Kirin Smith
         646-863-6519
         ksmith@proactivecapital.com